November 25, 2005
Mail Stop: 4561

By U.S. Mail and facsimile to (270) 326-3535
Mr. William M. Tandy
Community First Bancorp, Inc.
2420 North Main Street
Madisonville, KY 15237

Re: Community First Bancorp, Inc.
 Item 4.01 Form 8-K
      Filed November 14, 2005
 File No. 000-50322

Dear Mr. Tandy:

        We have reviewed your filing and have the following comment.
Where indicated, we think you should revise your document in
response
to the comment. If you disagree, we will consider your
explanation
as to why our comment is inapplicable or a revision is
unnecessary.
Please be as detailed as necessary in your explanation. In some
of
our comments, we may ask you to provide us with more information
so
we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

 Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

Form 8-K Item 4.01

1. Please amend your Form 8-K to include the required letter from
your former auditor.

        As appropriate, please amend your filing and respond to the
comment within five business days or tell us when you will
respond.
You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your
amendment that keys your responses to our comments and provides
any
requested information. Detailed cover letters greatly facilitate
our
review. Please understand that we may have additional comments
after
reviewing your amendment and responses to our comments.

 We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the
filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating
to
a company`s disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

 In connection with responding to our comment, please provide,
in

writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with
respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3696.

     Sincerely,

     Paula Smith
     Staff Accountant